December 9, 2005
via U.S. Mail
J. Russell Porter
Chief Executive Officer and President
Gastar Exploration Ltd.
1331 Lamar Street
Suite 1080
Houston, Texas 77010



Re:	Gastar Exploration Ltd.
      Amendment No. 2 to Registration Statement on
      Form S-1
      File No. 333-127498
      Filed November 22, 2005

Dear Mr. Porter:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note the separate correspondence between the company and the staff with regard to the staff`s engineering comments. Please be advised that the staff will need adequate time to review all outstanding engineering comments, inclusive of any revisions that are made to the prospectus as a result of such comments.

2. We note your revisions and disclosure pertaining to the subscription receipts and the corresponding common shares issuable upon exchange of such receipts on the six, twelve and eighteen month anniversaries of the issuance date of the senior secured notes. Please provide an analysis of how the registration of shares issuable upon exchange of the subscription receipts conforms to the requirements of Rule 415 (a)(1) of Regulation S-K. We may have further comments.

3. Please update the information pertaining to the most recent price of your common stock on the Toronto Stock Exchange and over-the-counter market as of the most recent practicable date. Additionally, update the status of your listing application with the American Stock
Exchange and indicate what your proposed symbol on such exchange will be.


Management`s Discussion of Analysis of Financial Condition and
Results of Operations, page 23

Critical Accounting Policies and Estimates, page 33

4. On page 35, you indicate that you engage an independent engineering firm to evaluate your properties annually. We regard references to third parties involved in valuations or other matters that are necessary to the preparation of financial statements as expert references, where reliance on such experts is implicit in the disclosure. Please identify the independent engineering firm as an expert and confirm that it is the same party from which you have obtained a written consent. Refer to Regulation C Section 436 if you require further guidance.

Notes to Statements of Revenues and Direct Operating Expenses of the
Geostar Acquisition Properties, page F-47

Note 1.  Basis of Presentation, F-47

5. We note that you have excluded costs for depletion, depreciation and amortization, accretion of asset retirement obligations, and general and administrative expenses from the statements of revenues and direct operating expenses of the Geostar Acquisition properties.
We expect the statement of revenues and direct expenses to exclude only those costs not directly involved in the revenue producing activity, such as corporate overhead, interest and taxes. General and administrative costs directly associated with producing revenues reflected in the statement must be included. Additionally, disclose the reasons for omitting any historical corporate overhead, interest, or tax expense.

6. You indicate that the statement of revenues and direct operating expenses represents the unaudited portion of the revenues and direct expenses for the year to date period ended June 17, 2005.
However,
the Statements of Revenues and Direct Operating Expenses on page
F-46
reflects the unaudited period as the three months ended March 31, 2005. Please revise your disclosures to be consistent.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ryan Milne at (202) 551-3688 or in his absence,
April Sifford, Accounting Branch Chief at (202) 551-3684 if you have comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Mellissa Campbell Duru, at (202) 551-3757, or Tangela Richter, Branch
Chief at (202) 551-3685 with any other questions.




Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	T. Mark Kelly, Esq.
	Vinson & Elkins L.L.P.
	(713) 758-2346 (fax)

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Mr. Porter
Gastar Exploration Ltd.
December 9, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010